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                                                               EXHIBIT 1(5)


                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                     ENDORSEMENT - PAID UP LIFE INSURANCE OPTION

This endorsement is a part of the Policy to which it is attached. The insured under the Policy is the insured under this endorsement.

Benefit: Paid up life insurance is insurance, usually having a reduced face amount, which continues for the lifetime of the insured with no further premiums due. The amount of paid-up insurance is the amount the Policy's surrender value can purchase for a net single premium at the insured's age and class of risk on the date this option is exercised. In the event the face amount of the Policy has been increased, the class of risk for the paid-up life insurance will be the class of risk assigned to the last increase.

The paid-up insurance death benefit may not be less than $10,000 or exceed the Policy's sum insured in effect on the date this option is exercised. In the event that the surrender value exceeds the net single premium for the Policy's sum insured on the date this option is exercised, the excess surrender value will be paid to you.

Basis of Value: The Policy value and net single premium of the paid-up insurance meet the minimum standards which are set by state law. The net single premium is based on the Commissioners 1980 Standard Ordinary Mortality Table, Smoker or Non-Smoker; Male, Female or Table B for unisex risks (or appropriate increases in such tables for non-standard risks). Interest will not be less than 4 1/2% per annum nor higher than the maximum rate allowed by law.

Exercise of Option: The paid-up insurance option may be exercised by you on written request. The Company will issue supplemental specifications pages that show the Policy as paid-up effective as of the monthly payment date following receipt of the written request.

The supplemental specifications pages will show:

-   the effective date of paid-up insurance;
-   the paid-up death benefit;
- the interest rate used to calculate the cash values and paid-up insurance benefit; and
-   riders.

If this endorsement is attached to a Retirement Series Flexible Premium Adjustable Life Insurance Policy, this option may not be elected if the Deferred Retirement Benefit Option has previously been elected.

Effect on the Policy: After the Policy becomes paid-up, no further premiums may be paid by you. You may not increase or decrease the death benefit; the death benefit remains level. You may not make partial withdrawals and, if this is a variable life insurance Policy, transfer funds to the Variable Account. You may make Policy loans or surrender the Policy for its net cash value. Riders will continue only with the consent of the Company.

The guaranteed cash value of the paid-up insurance equals the net single premium for the paid-up insurance at the insured's attained age. The net single premium is determined on the same basis as is used for the purchase price of the paid-up insurance. The net cash value is the cash value less debt. The Policy loan interest rate will be 6%. The loan value of paid-up insurance is the amount that, with interest at 6% per year, equals the cash value of the paid-up Policy as of the next Policy anniversary.

Misstatement of Age or Sex: If the insured's age or sex is misstated, the amount of paid-up insurance will be that which the net single premium would have purchased at the correct



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age or sex.

                      Signed for the Company at Dover, Delaware


      /s/ Richard M. Reilly                    /s/ Abigail M. Armstrong


           President                                    Secretary


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                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                              PREFERRED LOAN ENDORSEMENT


This Endorsement is a part of the Policy or certificate to which it is attached.

While this Endorsement is in force, the interest rate credited to that portion of the Policy value equal to existing debt will not be less than 7 1/2% after the tenth Policy anniversary.

You may cancel this Endorsement at any time on written request. This Endorsement will be canceled if the Paid-Up Life Insurance Option is elected.


                      Signed for the Company at Dover, Delaware






      /s/ Richard M. Reilly              /s/ Abigail M. Armstrong

         President                              Secretary



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               ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                      403(B) LIFE INSURANCE POLICY ENDORSEMENT


This Policy is amended as of its date of issue as follows:

1. Compliance with Code Section 403(b) - In General. At the request of the Owner, the Policy is amended by the addition of the provisions of this endorsement. The Policy as amended has been issued in connection with an annuity Policy under a plan or arrangement intended to qualify as a tax sheltered annuity under Section 403(b) of the Internal Revenue Code of 1986, as amended (the "Code"). All provisions of the Policy not in conflict with this endorsement will apply to this endorsement. In the event of conflict between the provisions of the Policy and this endorsement, the provisions of this endorsement will control.

    Notwithstanding any provision to the contrary in the Policy, if any, the Company reserves the right to amend or modify the Policy to the extent necessary to comply with any law, regulation, ruling or other requirement necessary to establish or maintain the tax advantages, protections or benefits available under Code Section 403(b) and any other applicable law.

2. Policy Ownership, No Assignment of Benefits, etc. The Insured must be the Owner of the Policy. Prior to the date the Policy is distributed to the Owner, the Policy may not be transferred, sold, assigned, discounted or pledged either as collateral for a loan or as security for the performance of an obligation or for any other purpose, to any person other than the Company. The Owner's interest in the Policy is nonforfeitable. The Policy has been established for the exclusive benefit of the Owner and his or her beneficiaries.

3. Limitation on Policy Premiums. Policy premiums, including premiums paid pursuant to a salary reduction agreement, may not exceed in any taxable year the limits specified in Code Sections 402(g)(4), 403(b)(2) or 415, nor may they exceed the incidental death benefit rules under Section 1.401-1(b)(1)(I) of the Income Tax Regulations. The Company shall have no responsibility for determining whether premiums paid on the Policy meet the applicable limitations for such premiums.

    The Owner understands and agrees that pursuant to the above incidental death benefit rules that premiums on this Policy may be paid from the Owner's accumulated contributions and earnings under a Code Section 403(b) annuity Policy, provided that at no time shall an amount more than 25 percent of the aggregate contributions made to the Owner's tax sheltered annuity contract (consisting of this Policy and an annuity Policy) be allocated to this life insurance Policy.

4. Limitation on Reinvestment of Annuity Policy Earnings. The Owner understands and agrees that any earnings on a Code Section 403(b) annuity contract that are used to pay premiums on this Policy must be considered in determining whether the aggregate premiums paid do not exceed 25 percent of the aggregate contributions allocated to the Owner's Code Section 403(b) tax sheltered annuity contract at any particular time. As a result, the Owner understands and agrees that any such annuity Policy earnings may not be used to pay premiums under this Policy if aggregate life insurance premiums reach such 25 percent limitation.

5. Policy Withdrawals and Benefit Payments. The Owner understands and agrees that no Policy withdrawal for the purpose of making payment of benefits subject to the requirements of Code Section 403(b)(11), in the case of withdrawals attributable to contributions made pursuant to a salary reduction agreement within the meaning of Code Section 402(g)(3)(C), other than as part of an eligible rollover described in Code Section 403(b)(8), shall be made unless the Owner:


    (a)  has attained age 59 1/2;


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    (b)  has separated from service;

    (c)  dies;

    (d)  becomes disabled within the meaning of Code Section 72(m)(7); or

    (e)  suffers hardship within the meaning of Code Section 403(b).

    If a withdrawal is made only on account of a hardship, the amount to be withdrawn will be limited to amounts attributable to the Owner's aggregate salary reduction contribution amounts, less previous withdrawals.

    The Owner shall be considered disabled under Code Section 72(m)(7) if he or she is unable to engage in any substantial gainful activity. Such inability must result from a medically determinable physical or mental impairment expected to result in death or to be of long-continued and indefinite duration. The Owner must furnish such proof as the Internal Revenue Service may require.

    The Owner understands and agrees that this Policy must be converted to cash, an annuity or distributed to the Owner when the Owner retires or separates from service, but no later than the April 1 following the calendar year in which the Owner attains 70 1/2 for an Owner that is 5-percent owner as described in Code Section 401(a)(9)(C).

6. Right to Terminate. By written request, the Owner may elect to terminate this endorsement at any time. However, such termination may cause this Policy to fail to qualify under Section 403(b) of the Code.



             /s/ Richard M. Reilly           /s/ Abigail M. Armstrong

                   President                          Secretary



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               ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                         EXCHANGE TO TERM INSURANCE RIDER

This endorsement is a part of the policy to which it is attached if it is listed in the schedule of benefits and premiums.

EXERCISE OF EXCHANGE OPTION

Upon written request, this policy may be exchanged for a five year non-convertible term insurance policy under the following conditions:

    -    The policy is in force and has not lapsed;
    - The written request is received by the Company prior to the third policy anniversary;
    - The Company receives satisfactory evidence of insurability showing the insured is an insurable risk;
    - The original owner of the policy is a corporation or corporate grantor trust and the ownership has not been changed;
    - In the case of a policy issued to a corporate-owned benefit plan, the written request to exchange includes all policies issued to the plan by the Company;

THE NEW POLICY DESCRIPTION
The date of issue of the five year non-convertible term policy will be the date written request to exchange is received at the Principal Office. The term insurance benefit will be the face amount of this certificate less debt on the date the written request for exchange is received in the Principal Office. The Company, at its discretion, may decline to include in the new policy any riders.

EXCHANGE CREDIT
An exchange credit will be paid to the owner. The credit will be the surrender value of the policy plus the surrender charge in effect on the date the written request is received in the Principal Office.

SURRENDER OF THE POLICY
If the policy is surrendered while this endorsement is in effect, the Company will pay the exchange credit to the owner in lieu of the surrender value.

TERMINATION
This endorsement will terminate on the first to occur of:
    -  The third policy anniversary;
    -  The lapse or maturity of the policy;
    -  Upon written request by the owner to terminate this endorsement;
    -  Exercise of this option to exchange to term insurance; or
    -  Assignment of ownership of this policy.

GENERAL
Except as otherwise provided, all of the provisions and conditions of the existing certificate apply to this endorsement.

IN WITNESS WHEREOF, the Company has, by its president and secretary, executed this endorsement in Worcester, Massachusetts.

            /s/ Richard M. Reilly         /s/ Abigail M. Armstrong

                  President                        Secretary